UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Inventiva S.A (the “Company”), including Exhibits 10.1 and 99.1, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-290863 and 333-296414) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment of Subscription Agreement

On June 12, 2026, Inventiva S.A (the “Company”) entered into an amendment (the “Subscription Agreement Amendment”) to the Subscription Agreement (the “Subscription Agreement”), dated June 2, 2026, by and among the Company and funds and accounts managed by BlackRock and Claret Capital Partners, respectively (each, a “Lender”). Pursuant to the Subscription Agreement Amendment, the parties agreed to amend the Subscription Agreement and the related Tranche B and Tranche C Amortized Bonds Issue Agreements (each as defined in the Subscription Agreement) to, among other things: (i) amend the testing mechanism governing the existing market capitalization-based disapplication of the Company’s minimum cash covenant of €30.0 million, which covenant provides that it ceases to apply when the Company’s market capitalization exceeds €2.0 billion (as determined over fifteen (15) consecutive trading days) and re-applies if it subsequently falls below €2.0 billion (as determined over seven (7) consecutive trading days), to introduce a structured monthly testing procedure, pursuant to which the equity-linked calculation agent, Conv-Ex Advisors Limited, will determine compliance on each monthly testing date commencing on July 15, 2026 or, on an ad hoc basis, upon submission of evidence by either the Company or a Lender; and (ii) amend each of the Tranche B and Tranche C Amortized Bonds Issue Agreements to formally establish the respective Representative (as defined therein) of the holders of each tranche as a group (masse) with legal personality pursuant to Article L.228-46 of the French Code de Commerce and to provide that, on each drawdown date of such Tranche B and Tranche C amortized bonds, the Company shall assign by way of security to the relevant masse the final monthly repayment amount in accordance with Articles 2374 to 2374-6 of the French Civil Code.

The foregoing description of the Subscription Agreement Amendment is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Subscription Agreement Amendment, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

Press Release

On June 12, 2026, the Company issued a press release announcing the repayment of its outstanding loans with the European Investment Bank (the “EIB”), repurchase of certain warrants held by the EIB, issuance of convertible and amortized bonds to the Lenders under the Subscription Agreement, as amended, and issuance of warrants to the Lenders under a warrants issue agreement in connection therewith. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to Subscription Agreement, dated as of June 12, 2026, by and among the Company and Kreos Capital VIII (UK) LTD, Claret European Specialty Lending Company IV, S.à r.l, Claret Kermode Specialty Lending Company II, S.à r.l and GLAS Trust Corporation Limited.
99.1	Press release date June 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: June 12, 2026	By:	/s/ Andrew Obenshain
		Name	Andrew Obenshain
		Title:	Chief Executive Officer